SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)
(Amendment No. 1)*
Argyle Security, Inc.

(Name of Issuer)
Common Stock, par value $0.0001

(Title of Class of Securities)
040311102

(CUSIP Number)
Mezzanine Management Limited
Century House
16 Par la Ville Road
Hamilton, Bermuda
Attention: Arthur Morris
(441) 296-8099

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 8, 2009

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Mezzanine Management Fund IV A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,532,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,532,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,532,600 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	43.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

1	NAMES OF REPORTING PERSONS Mezzanine Management Fund IV Coinvest A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		69,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		69,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	69,700 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

1	NAMES OF REPORTING PERSONS Mezzanine Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,602,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,602,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,602,300 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	43.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

AMENDMENT NO. 1 TO SCHEDULE 13D
This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on May 5, 2008 (the “Schedule 13D”). This Amendment is being filed by and on behalf of Mezzanine Management Fund IV A, L.P., a limited partnership organized under the laws of the United Kingdom (“Fund IV”), Mezzanine Management Fund IV Coinvest A, L.P., a limited partnership organized under the laws of the United Kingdom (“Fund IV Coinvest”), and Mezzanine Management Limited, a limited partnership organized under the laws of Bermuda (“Mezzanine”). Fund IV, Fund IV Coinvest, and Mezzanine are collectively referred to herein as the “Reporting Persons” and individually as a “Reporting Person.”
Item 1. Security and Issuer.
Item 1 of the Schedule 13D is hereby amended and restated, with effect from the date of this Amendment, as follows:
This Amendment relates to the common stock, par value $0.0001 (the “Common Stock”), of Argyle Security, Inc., a Delaware corporation (the “Issuer”).
On April 22, 2008, Fund IV and Fund IV Coinvest entered into a Securities Purchase Agreement with the Issuer (the “Series A Purchase Agreement”). Under the terms of the Series A Purchase Agreement, Fund IV and Fund IV Coinvest purchased an aggregate of 18,750 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Shares”). Each Series A Preferred Share is convertible into 100 shares of Common Stock, at any time, at the option of the holder of the Series A Preferred Share, at a conversion price of $8.00 per share of Common Stock, subject to adjustment for certain anti-dilution protection.
On January 8, 2009, Fund IV and Fund IV Coinvest entered into another Securities Purchase Agreement with the Issuer (the “Series B Purchase Agreement”). Under the terms of the Series B Purchase Agreement, Fund IV and Fund IV Coinvest purchased an aggregate of 27,273 shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Preferred Shares” and together with the Series A Preferred Shares, the “Preferred Shares”). Each Series B Preferred Share is convertible into 100 shares of Common Stock, at any time, at the option of the holder of the Series B Preferred Share, at a conversion price of $1.10 per share of Common Stock, subject to adjustment for certain anti-dilution protection.
The address of the principal executive office of the Issuer is 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated, with effect from the date of this Amendment, as follows:
Fund IV is a limited partnership organized under the laws of the United Kingdom. Its principal business is to make investments.
Fund IV Coinvest is a limited partnership organized under the laws of the United Kingdom. Its principal business is to make investments.

Mezzanine is a limited partnership organized under the laws of Bermuda. Its principal business is to make investments.
The address of the principal office of the Reporting Persons is Century House, 16 Par la Ville Road, Hamilton, Bermuda.
During the last five years, the Reporting Persons have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated, with effect from the date of this Amendment, as follows:
On April 22, 2008, the Reporting Persons acquired beneficial ownership of the Series A Preferred Shares, and with them the right to convert the Series A Preferred Shares into an aggregate of 1,875,000 shares of Common Stock, for an aggregate purchase price of $15,000,000. The source of the funds used to acquire the Series A Preferred Shares was the investment funds of the Reporting Persons. Prior to the acquisition of the Series A Preferred Shares, the Reporting Persons did not exercise control or direction over any securities of the Issuer.
On January 8, 2009, the Reporting Persons acquired beneficial ownership of the Series B Preferred Shares, and with them the right to convert the Series B Preferred Shares into an aggregate of 2,727,300 shares of Common Stock, for an aggregate purchase price of $3,000,030. The source of the funds used to acquire the Series B Preferred Shares was the investment funds of the Reporting Persons. Prior to the acquisition of the Series B Preferred Shares, the Reporting Persons only exercised control and direction over the Series A Preferred Shares.
Item 4. Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and restated, with effect from the date of this Amendment, as follows:
The Reporting Persons hold the Preferred Shares as reported herein for investment purposes.
(a)	Each of the Series A Preferred Shares is convertible into 100 shares of Common Stock, at any time, at the option of the holder of the Series A Preferred Share, at a conversion price of $8.00 per share of Common Stock. Each of the Series B Preferred Shares is convertible into 100 shares of Common Stock, at any time, at the option of the holder of the Series B Preferred Share, at a conversion price of $1.10 per share of Common Stock.

(d)	So long as 6,819 Series B Preferred Shares are outstanding, the holders of a majority of the outstanding Series B Preferred Shares shall be entitled to elect one director of the

Issuer (the “Series B Director”). Any vacancy, including newly created directorships resulting from an increase in the authorized number of directors or amendment of the Issuer’s Certificate of Incorporation, and vacancies created by the removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and each director so chosen shall serve for the remainder of the full term of the director whose removal or resignation shall have created such vacancy and until his successor shall have been elected and qualified, unless sooner displaced; provided, however, that where the Series B Director position is vacant the holders of the Series B Preferred Shares may override the action of the Issuer’s Board of Directors by (i) voting for their own designee to fill the Series B Director position at a meeting of the Issuer’s stockholders or (ii) written consent, if the consenting holders of the Series B Preferred Shares hold a sufficient number of shares to elect the Series B Director. The Series B Director may be removed during his term of office, with or without cause, by, and only by, the affirmative vote of the holders of the Series B Preferred Shares.

(e)	The holders of the Series A Preferred Shares are entitled to receive, on a cumulative basis, cash dividends, when, as and if declared by the Issuer’s Board of Directors, at the greater of (i) 3% per annum or (ii) the dividend payable on the equivalent amount of Common Stock into which the Series A Preferred Shares could be converted. The holders of the Series B Preferred Shares are entitled to receive, on a cumulative basis, cash dividends, when, as and if declared by the Issuer’s Board of Directors, at the greater of (i) 4% per annum or (ii) the dividend payable on the equivalent amount of Common Stock into which the Series B Preferred Shares could be converted.

All such cash dividends payable to the holders of the Preferred Shares, even if not declared, shall continue to accrue to the benefit of the holders of the Preferred Shares and must be paid at the earliest of any of the following to occur: (A) the Issuer pays a dividend on the Common Stock, (B) the Issuer liquidates or there is a change in control, or (C) upon conversion of the Preferred Shares, but only with respect to those Preferred Shares so converted.

(g)	For as long as any of the Preferred Shares remain outstanding, the Issuer will be prohibited from (i) amending, waiving, altering or repealing its Certificate of Incorporation, Bylaws, the Certificates of Designation for the Preferred Shares or any of its other organizational documents in a way that adversely affects the rights, powers, preferences, or other special rights or privileges of the holders of the Preferred Shares, (ii) increasing or decreasing (other than by redemption or conversion) the authorized number of Preferred Shares, (iii) creating, issuing or authorizing the issuance of any equity securities senior in preference to the Series B Preferred Shares, or (iv) repurchasing, redeeming or reissuing any equity securities of the Issuer to which the Preferred Shares rank senior and prior (whether with respect to dividends, redemption, or upon liquidation or otherwise), including the Common Stock, and any rights or options exercisable or convertible therefore, other than repurchases of Common Stock from employees, officers, directors or consultants under agreements providing for such repurchase under certain conditions.

(j)	The Series A Preferred Shares have a liquidation preference to the Common Stock equal to the greater of (i) the sum of the original issue price (subject to adjustment for stock dividends, stock splits or similar capital reorganizations) plus all accrued but unpaid dividends, or (ii) the amount the holder would receive if all the Series A Preferred Shares had been converted into Common Stock. The Series B Preferred Shares have a liquidation preference to the Series A Preferred Shares and the Common Stock equal to the greater of (i) the sum of the original issue price (subject to adjustment for stock dividends, stock splits or similar capital reorganizations) plus all accrued but unpaid dividends, or (ii) the amount the holder would receive if all the Series B Preferred Shares had been converted into Common Stock.
Other than as described above, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated, with effect from the date of this Amendment, as follows:
(a)	Amount beneficially owned:
(i)	Fund IV beneficially owns the aggregate number and percentage of the Issuer’s Common Stock listed in Rows 11 and 13 of the Fund IV cover page to this Amendment. Of the amount beneficially owned by Fund IV, 1,846,600 shares of Common Stock represent shares issuable upon conversion of the Series A Preferred Shares, which are convertible at any time, at a conversion price of $8.00 per share, while 2,686,000 shares of Common Stock represent shares issuable upon conversion of the Series B Preferred Shares, which are convertible at any time, at a conversion price of $1.10 per share.

(ii)	Fund IV Coinvest beneficially owns the aggregate number and percentage of the Issuer’s Common Stock listed in Rows 11 and 13 of the Fund IV Coinvest cover page to this Amendment. Of the amount beneficially owned by Fund IV Coinvest, 28,400 shares of Common Stock represent shares issuable upon conversion of the Series A Preferred Shares, which are convertible at any time, at a conversion price of $8.00 per share, while 41,300 shares of Common Stock represent shares issuable upon conversion of the Series B Preferred Shares, which are convertible at any time, at a conversion price of $1.10 per share.

(iii)	Mezzanine beneficially owns the aggregate number and percentage of the Issuer’s Common Stock listed in Rows 11 and 13 of the Mezzanine cover page to this Amendment. Of the amount beneficially owned by Mezzanine, 1,875,000 shares of Common Stock represent shares issuable upon conversion of the Series A Preferred Shares, which are convertible at any time, at a conversion price of $8.00 per share, while 2,727,300 shares of Common Stock represent shares issuable upon conversion of the Series B Preferred Shares, which are convertible at any time, at a conversion price of $1.10 per share.
(b)	Power to Vote/ Power to Dispose:

(i)	Fund IV shares the power to vote and the power to dispose the amount of the Issuer’s Common Stock listed in Rows 8 and 10 of the Fund IV cover page to this Amendment. Fund IV shares the power to vote and the power to dispose this Common Stock with the other Reporting Persons.

(ii)	Fund IV Coinvest shares the power to vote and the power to dispose the amount of the Issuer’s Common Stock listed in Rows 8 and 10 of the Fund IV Coinvest cover page to this Amendment. Fund IV Coinvest shares the power to vote and the power to dispose this Common Stock with the other Reporting Persons.

(iii)	Mezzanine shares the power to vote and the power to dispose the amount of the Issuer’s Common Stock listed in Rows 8 and 10 of the Mezzanine cover page to this Amendment. Mezzanine shares the power to vote and the power to dispose this Common Stock with the other Reporting Persons.
(c)	On January 8, 2009, the Reporting Persons acquired beneficial ownership of the Series B Preferred Shares through the execution of the Series B Purchase Agreement by Fund IV, Fund IV Coinvest and the Issuer.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and restated, with effect from the date of this Amendment, as follows:
As part of the Series A Purchase Agreement, the Issuer agreed to use its reasonable best efforts to, upon demand, effect a registration under the Securities Act of 1933, as amended, covering the resale of shares of Common Stock issued upon conversion of the Series A Preferred Shares; provided that (i) the request is made by holders of the Series A Preferred Shares representing not less than 50% of the shares of Common Stock issuable upon conversion of the Series A Preferred Shares, and (ii) only two such requests can be made, in aggregate, by Fund IV and Fund IV Coinvest. Further, as part of the Series A Purchase Agreement, the Issuer has granted piggyback registration rights to Fund IV and Fund IV Coinvest. The Series A Purchase Agreement also provides the holders of the Series A Preferred Shares with the following rights: (i) preemptive rights, subject to certain limitations, should the Issuer desire to issue shares of, or securities convertible into, Common Stock, and (ii) co-sale rights, subject to certain limitations, should certain holders of the Common Stock attempt to sell their shares of Common Stock. The holders of the Series A Preferred Shares also have the right, in certain limited circumstances, to notice if at any point the Issuer or any of its subsidiaries proposes, directly or indirectly, an equity or debt financing and a right to provide such financing to the Issuer on the same or substantially similar terms. The Series A Purchase Agreement is attached hereto as Exhibit B. All descriptions of the Series A Purchase Agreement contained herein are qualified in their entirety by reference to the full text of the Series A Purchase Agreement.

As part of the Series B Purchase Agreement, the Issuer has granted piggyback registration rights to Fund IV and Fund IV Coinvest. The Series B Purchase Agreement also provides the holders of the Series B Preferred Shares with the following rights: (i) preemptive rights, subject to certain limitations, should the Issuer desire to issue shares of, or securities convertible into, Common Stock, (ii) co-sale rights, subject to certain limitations, should certain holders of the Common Stock attempt to sell their shares of Common Stock, and (iii) a right of first refusal and pro rata option to purchase Common Stock, subject to certain limitations, should certain executives of the Issuer attempt to sell or transfer their shares of Common Stock prior to January 31, 2010. The holders of the Series B Preferred Shares also have the right to notice if at any point the Issuer or any of its subsidiaries proposes, directly or indirectly, an equity or debt financing and a right to provide such financing to the Issuer on the same or substantially similar terms. The Series B Purchase Agreement is attached hereto as Exhibit C. All descriptions of the Series B Purchase Agreement contained herein are qualified in their entirety by reference to the full text of the Series B Purchase Agreement.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated, with effect from the date of this Amendment, as follows:
Exhibit A — Joint Filing Agreement for the Amendment
Exhibit B — Series A Purchase Agreement (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Issuer (File No. 000-1332585) with the SEC on April 25, 2008).
Exhibit C — Series B Purchase Agreement (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Issuer (File No. 000-1332585) with the SEC on January 9, 2009).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 14, 2009

MEZZANINE MANAGEMENT FUND IV A

By: Name:	/s/ Dudley R. Cottingham Dudley R. Cottingham
Title:	Authorized Signatory

MEZZANINE MANAGEMENT FUND IV COINVEST A

By: Name:	/s/ Dudley R. Cottingham Dudley R. Cottingham
Title:	Authorized Signatory

MEZZANINE MANAGEMENT LIMITED

By: Name:	/s/ Dudley R. Cottingham Dudley R. Cottingham
Title:	Authorized Signatory